Exhibit 99.1
OPTION AND SUPPORT AGREEMENT
     This Option and Support Agreement (this “Agreement”) is dated as of March 5, 2007, among Royal Gold, Inc., a Delaware corporation (“Acquirer”), and the shareholders of Battle Mountain Gold Exploration Corp., a Nevada corporation (“BMG”), executing this Agreement on the signature page hereto (each, a “Shareholder” and collectively, the “Shareholders”).
RECITALS
     A. Acquirer and BMG have entered into a letter agreement (the “Letter Agreement”), which provides, among other things, that the parties will endeavor to negotiate definitive documentation (the “Definitive Documentation”) for the acquisition of BMG by Acquirer (the “Acquisition”).
     B. As of the date hereof, each Shareholder is the record and Beneficial Owner (as defined below) of that number of BMG Common Shares (as defined below) set forth below such Shareholder’s name on the signature page hereto.
     C. As a condition to Acquirer’s willingness to enter into and perform its obligations under the Letter Agreement and pursue the Acquisition, each Shareholder has agreed to enter into this Agreement.
     NOW THEREFORE, the parties hereto agree as follows:
I. CERTAIN DEFINITIONS
     1.1. Other Definitions. For the purposes of this Agreement:
     “Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended).
     “Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, assignment, constructive sale, or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security.
     “BMG Common Share” means a share of common stock, par value $.001 per share, of BMG, including for purposes of this Agreement all shares or other voting securities into which a BMG Common Share may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom (including any dividends or distributions of securities which may be declared in respect of BMG Common Shares).
II. OPTION AND SUPPORT OBLIGATIONS OF THE STOCKHOLDER
     2.1. Agreement to Vote. Each Shareholder irrevocably and unconditionally agrees that from and after the date hereof, at any meeting (whether annual or special, and at each adjourned or postponed meeting) of shareholders of BMG, however called, or in connection with any written consent of BMG’s shareholders, each Shareholder will (x) appear at each such meeting or otherwise cause all of its Owned Shares to be counted as present thereat for purposes of calculating a quorum, and respond to each request by BMG for written consent, if any, and (y) vote (or consent), or cause to be voted (or validly execute and return and cause consent to be granted with respect to), all of such Shareholder’s BMG Common Shares Beneficially Owned by such Shareholder as of the applicable record date (including any BMG Common Shares that such Shareholder may acquire after the date hereof, “Owned Shares”) and all other voting securities of or equity interests in BMG: (i) in favor of the Acquisition, the Letter Agreement and the adoption of the Definitive Documentation (whether or not recommended by the Board of Directors of BMG), and (ii) against any action, agreement, transaction or proposal that (A) is made in opposition to, or is in competition or inconsistent with, the Acquisition or the Definitive Documentation, (B) relates to an alternative Acquisition Transaction (as defined in the Letter Agreement) or (C) could otherwise prevent, impede or delay the consummation of the Acquisition or the other transactions contemplated by the Letter Agreement or the Definitive Documentation.
     2.2. Proxies. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Owned Shares. By entering into this Agreement, each Shareholder hereby grants a proxy appointing Acquirer and each of its designees, and each of them individually, as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to be counted as present, vote, consent, dissent or withhold consent or otherwise to act on behalf of the Shareholder with respect to its Owned Shares in favor of the Acquisition and Definitive Documentation and otherwise in the manner contemplated by, and to give effect to, Section 2.1. The proxy granted by each Shareholder pursuant to this Section 2.2 is irrevocable and coupled with an interest, and is granted in order to secure such Shareholder’s performance under this Agreement and also in consideration of Acquirer and entering into the Letter Agreement and the Definitive Documentation. If any Shareholder fails for any reason to be counted as present, consent or vote such Shareholder’s Owned Shares in accordance with the requirements of Section 2.1 above (or anticipatorily breaches such section), then Acquirer shall have the right to cause to be present, consent or vote such Shareholder’s Owned Shares in accordance with the provisions of Section 2.1. The proxy granted by each Shareholder hereunder shall terminate upon termination of this Agreement in accordance with its terms.
     2.3. Restrictions on Transfer. Except as provided for herein, each Shareholder agrees from and after the date hereof not to (a) tender into any tender or exchange offer or otherwise directly or indirectly Transfer any Owned Shares (or any rights, options or warrants to acquire BMG Common Shares), or (b) grant any proxies with respect to such Shareholder’s Owned Shares, deposit such Shareholder’s Owned Shares into a voting trust, enter into a voting agreement with respect to any of such Shareholder’s Owned Shares or otherwise restrict the ability of such Shareholder freely to exercise all voting rights with respect thereto. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Shareholder further agrees to authorize and request BMG to notify BMG’s transfer agent that there is a stop transfer order with respect to all of the Owned Shares and that this Agreement places limits on the voting of the Owned Shares. If so requested by Acquirer, each Shareholder agrees that the certificates representing Owned Shares shall bear a legend stating that they are subject to this Agreement and to the irrevocable proxy granted in Section 2.2 of this Agreement.

     2.4. No Solicitation. Each Shareholder agrees that it shall not, directly or indirectly, initiate, solicit, facilitate or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, any Acquisition Transaction, or enter into or maintain discussions or negotiate with any person in furtherance of or relating to such inquiries or to obtain an Acquisition Transaction, or agree to, or enter into any agreement regarding or endorse any Acquisition Transaction. Each Shareholder shall promptly (and in any event, within 24 hours of becoming aware of an inquiry or proposal) advise Acquirer in writing of any such inquiries or proposals of which such Shareholder becomes aware. Each Shareholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. Notwithstanding anything in this Section 2.4 to the contrary, the foregoing shall not restrict or limit the ability of any Person who is a director of BMG to take any action in his or her capacity as a director of BMG to the extent expressly permitted by the Letter Agreement or the Definitive Documentation.
     2.5 Option. Each Shareholder hereby grants Acquirer an irrevocable option (the “Option”) to purchase all of the Owned Shares, in the manner set forth below, at an exercise price per share of 0.016925 shares of Royal Gold common stock, par value $0.01 per share (“Acquirer Common Stock”) for each Owned Share, subject to adjustment as provided below (the “Option Price”). Such Acquirer Common Stock constituting the Option Price shall be registered under United States securities laws. Acquirer may exercise the Option, in whole or in part, at any time, or from time to time following the date hereof until the 12-month anniversary of the date hereof. In the event Acquirer wishes to exercise the Option, Acquirer shall deliver written notice (the “Exercise Notice”) to the Shareholder specifying its intention to exercise the Option, the total number of Owned Shares it wishes to purchase and a date and time for the closing of such purchase (an “Option Closing”) not less than three nor more than 30 days after the date such Exercise Notice is given; provided, however, that if any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder applicable to the Acquisition or the purchase of the Owned Shares pursuant to the Option shall not have expired or terminated by the date specified in the Exercise Notice for the Option Closing, then the Option Closing shall occur within one business day following such expiration or termination. Any Option Closing shall be held at the offices of Hogan & Hartson L.L.P., One Tabor Center, 1200 Seventeenth Street, Suite 1500, Denver, CO 80202. At any Option Closing hereunder, upon receipt of payment of the Option Price, the Shareholder will deliver to Acquirer or its designee a certificate or certificates representing the number of validly issued, fully paid and non-assessable Owned Shares so purchased, in the denominations and registered in such names designated to the Shareholder in writing by Acquirer, along with all appropriate and effective instruments of transfer. For avoidance of doubt, in the event of any change in the number of outstanding BMG Common Shares by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of BMG, Acquirer shall receive, and the Shareholders shall deliver, upon exercise of the Option, the stock or other securities, cash or property to which Acquirer would have been entitled if it had exercised the Option and had been a holder of record of BMG Common Stock on the record date fixed for determination of holders of BMG Common Shares entitled to receive such stock or other securities, cash or property and the Option Price shall be adjusted appropriately.

     2.6 Resale of Acquirer Common Stock. In connection with any underwritten public offering of Acquirer Common Stock, each Shareholder agrees that such Shareholder shall execute a customary “lock-up” agreement in the form and for the term requested by the underwriter(s) for such offering. Each Shareholder further agrees not to sell, in any one trading day, any shares of Acquirer Common Stock in excess of 15% of the average trading volume of the Acquirer Common Stock on the NASDAQ Global Select Market over any 30-trading day period.
III. REPRESENTATIONS AND WARRANTIES
     3.1. Representations and Warranties of Shareholders. Each Shareholder, severally and not jointly, represents and warrants to Acquirer, as of the date of this Agreement, that (i) this Agreement has been duly authorized, executed and delivered by such Shareholder and constitutes the valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms; (ii) such Shareholder is the record and beneficial owner of the Owned Shares set forth below such Shareholder’s name on the signature page hereto (and any Owned Shares acquired by such Shareholder after the date hereof), with sole voting and dispositive power over such Owned Shares; (iii) such Owned Shares are the only voting securities or interests in BMG owned (beneficially or of record) by such Shareholder; (iv) such Owned Shares are owned by such Shareholder free and clear of all liens, charges, encumbrances, agreements and commitments of every kind, other than as expressly set forth herein; and (v) neither the execution or delivery of this Agreement nor the consummation by such Shareholder of the transactions contemplated hereby will violate any provisions of any law or order, injunction, decree or judgment applicable to such Shareholder or any contract, agreement or other commitment to which such Shareholder is a party or by which such Shareholder or any of such Shareholder’s properties or assets (including such Owned Shares) is bound, other than such violations of contracts, agreements or commitments as would not prevent, impede or delay the performance by Shareholder of his or its obligations hereunder or impose any liability or obligation on BMG or Acquirer or any subsidiaries or affiliates thereof.
IV. ADDITIONAL COVENANTS OF SHAREHOLDERS
     4.1. Waiver of Dissenters’ Rights. Notwithstanding any provision in the Definitive Documentation to contrary, each Shareholder hereby waives, and shall cause the record holders (if different from such Shareholder) of any Owned Shares Beneficially Owned by such Shareholder to waive, dissenters’ rights, if any, that such Shareholder or such record holder may have under applicable law in connection with the Acquisition and the transactions contemplated by the Definitive Documentation.
     4.2. Disclosure. Each Shareholder hereby authorizes Acquirer and BMG to publish and disclose in any announcement or disclosure required by United States or Canadian securities laws or applicable stock exchange rules and in any proxy statement prepared in connection with the Acquisition such Shareholder’s identity and ownership of the Owned Shares and the nature of such Shareholder’s obligation under this Agreement.

     4.3. Non-Interference; Further Assurances. Each Shareholder agrees that such Shareholder shall not take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Shareholder of its obligations under this Agreement. Each Shareholder agrees to execute and deliver such additional documents and to take such further actions as necessary or reasonably requested by Acquirer to confirm and assure the rights and obligations set forth in this Agreement or to consummate the transactions contemplated by this Agreement. If requested by Acquirer, each Shareholder agrees to execute a letter to Acquirer representing that such Shareholder has complied with such Shareholder’s obligations hereunder as of the date of such letter.
V. GENERAL
     5.1. Notices. All notices shall be in writing and shall be deemed given (i) when delivered personally, (ii) when telecopied (which is confirmed) or (iii) when dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (a) if to a Shareholder, to the address set forth below such Shareholder’s name on the signature page hereto, and (b) if to Acquirer, to the address set forth below the Acquirer’s name on the signature page hereto, or to such other Persons, addresses or facsimile numbers as may be designated in writing to each other party hereto by the Person entitled to receive such communication as provided above.
     5.2. No Third Party Beneficiaries. This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.
     5.3. Governing Law. This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the law of the State of Colorado (without regard to principles of conflict of laws that would apply the law of another jurisdiction).
     5.4. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction of this Agreement is invalid, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
     5.5. Assignment. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, however, that no Shareholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Acquirer and any attempted assignment without such consent shall be null and void without effect; and provided, further, that Acquirer may assign its respective rights or obligations hereunder to any direct or indirect wholly-owned subsidiary of Acquirer (or any successor thereto) without the prior written consent of the parties hereto.

     5.6. Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including any exhibits and schedules hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph references are to the Articles, Sections, paragraphs to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, (vi) unless otherwise specified, all references to any period of days shall be deemed to be to the relevant number of calendar days. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to a Person will refer to its predecessors and successors and permitted assigns.
     5.7. Amendments. This Agreement may not be amended except by written agreement signed by Acquirer and by each Shareholder.
     5.8. Extension; Waiver. Acquirer may (a) extend the time for the performance of any of the obligations of a Shareholder, (b) waive any inaccuracies in the representations and warranties of any Shareholder contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance by any Shareholder with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any part to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
     5.9. Fees and Expenses. Each party is responsible for its own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entry into of this Agreement and the consummation of the transactions contemplated hereby, except as otherwise provided in the Letter Agreement or the Definitive Documentation.
     5.10. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.
     5.11. Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

     5.12. Counterparts; Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.
     5.13. Effectiveness and Termination. This Agreement will become effective when Acquirer has received a counterpart signed by the other party. In the event the Definitive Agreement (as defined in the Letter Agreement) is terminated or the Letter Agreement expires (other than as a result of the execution of a Definitive Agreement) in accordance with its terms, this Agreement shall automatically terminate and be of no further force and effect. Upon such termination, none of the parties hereto shall have any further obligations or liabilities hereunder except (A) for any rights any party may have in respect of any breach hereof by any other party of its or his obligations hereunder, and (B) that the Option and related provisions (Sections 2.5 and 2.6) shall survive for duration of the Option.
     5.14. Specific Performance. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived.
     5.15. Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the state and federal courts of the United States of America located in the State of Colorado and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by applicable laws, will be valid and sufficient service thereof.
     5.16. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of an action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.16.
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     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

ROYAL GOLD, INC.
By:	/s/ Tony Jensen
	Name:	Tony Jensen
	Title:	President and Chief Executive Officer

Notice Address: 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202-1132 Attn: President and Chief Executive Officer
(Shareholder signature pages follow)

SHAREHOLDERS

Name:	Mark D. Kucher
Signatory:	/s/ Mark D. Kucher

Title, if applicable:	President

Owned Shares:

Notice Address:
One East Liberty Street
Sixth Floor, Suite 9
Reno, Nevada 89504